EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL RECEIVES $4.1 MILLION IN ORDERS TO SECURE HOMELAND SECURITY SITES

YAHUD, Israel – Feb.  14th, 2011 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced three orders totaling $4.1 million for homeland security projects in Asia and Latin America.

The first two orders totaling $1.1 million are for equipment that will protect the perimeters of two nuclear power plants in East Asia. The orders include multiple Magal products: the company’s leading taut wire system (Yael), robust smart grids to protect water passes (MagBar), a smart fence mounted fiber optic detection system and microwave detectors. Magal’s leading all-in-one video management and intelligent video analysis application – DreamBox - is also part of the order. High security sites, such as nuclear facilities, typically use 2-3 tiers of smart perimeter systems in an overall solution.

The third order in the amount of $3 million is for a federal crisis management bunker in a Latin American country. It is a Build, Own and Maintain (BOM) project incorporating a full security and a site management solution. The project includes a CCTV system with a large video wall, a visitor screening system with X-ray, metal and biometrics detectors, access control, a public announcement system, a Perimeter Intrusion Detection System (PIDS) and a site management system for the building’s utilities. The current contract is for a two year term, at the end of which, the customer has the option to either continue a lease with Magal, including service, or will purchase the equipment and system outright.

Eitan Livneh, President and CEO of Magal S3, commented: “Magal-S3 continues to play a major role in the homeland security arena, winning prestigious projects worldwide for high profile customers and sites. These orders represent the confidence that our customers have in our integration, delivery and full support capabilities, as well as the performance of our leading edge broad-based product portfolio. ”

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Hagai Katz, SVP Marketing & BD Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717